UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35222

Abbey National Treasury Services plc

(Exact name of registrant as specified in its charter)

2 Triton Square, Regent’s Place, London NW1 3AN England; +44 (0) 870 607 6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$1,100,000,000 1.375% Notes due 2017; $400,000,000 Floating Rate Notes due 2017; $500,000,000 1.650% Notes due 2017; $250,000,000 Floating Rate Notes due 2017; $1,000,000,000 3.050% Notes due 2018; $750,000,000 2.00% Notes due 2018; $250,000,000 Floating Rate Notes due 2018; $1,000,000,000 2.350% Notes due 2019; $1,000,000,000 2.375% Notes due 2020; $1,000,000,000 4.000% Notes due 2024; $1,650,000,000 2.500% Notes due 2019; $350,000,000 Floating Rate Notes due 2019

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	Rule 12h-6(d) (for successor registrants)
Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Abbey National Treasury Services plc first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in 2013.

B.	Abbey National Treasury Services plc has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F. Abbey National Treasury Services plc has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

Abbey National Treasury Services plc last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended, on March 14, 2016 when it sold the $1,650,000,000 2.50% Notes due 2019 and the $350,000,000 Floating Rate Notes due 2019, fully, unconditionally and irrevocably guaranteed by Santander UK plc (the parent company of Abbey National Treasury Services plc), under their automatic shelf registration statement filed with the Commission on August 9, 2013.

Item 3. Foreign Listing and Primary Trading Market

A.	The securities that are the subject of this Form 15F (the “Subject Securities”) are not listed on any exchange outside of the United States. The Subject Securities are listed solely on the New York Stock Exchange.

B.	Not applicable.

C.	Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The Subject Securities were issued by Abbey National Treasury Services plc and guaranteed by Santander UK plc pursuant to an indenture dated as of April 27, 2011, as amended and supplemented from time to time, entered into by and among Abbey National Treasury Services plc as issuer, Santander UK plc as guarantor and The Bank of New York Mellon as trustee (the “Senior Debt Securities Indenture”). The Subject Securities, together with any senior debt securities to be issued in the future under the Senior Debt Securities Indenture, are herein referred to as the “Senior Debt Securities.”

Effective June 1, 2016 (the “Effective Date”), Santander UK plc is substituted for, and bound by every obligation of, Abbey National Treasury Services plc under the Senior Debt Securities Indenture and under the Senior Debt Securities, and Abbey National Treasury Services plc is released from its liabilities under the Senior Debt Securities Indenture and under the Senior Debt Securities and is no longer a party to the Senior Debt Securities Indenture or an obligor under the Senior Debt Securities (the “Substitution”). As a result of the Substitution, the Senior Debt Securities are the sole liability of Santander UK plc.

With effect from the Effective Date, the Subject Securities are no longer debt securities of Abbey National Treasury Services plc, and, accordingly, there are no record holders either on a worldwide basis or who are United States residents of the Subject Securities as debt securities of Abbey National Treasury Services plc. Santander UK plc is the sole obligor under the Senior Debt Securities, including the Subject Securities, and, as such, remains a reporting company under the Exchange Act. The Subject Securities remain listed on the New York Stock Exchange.

Item 7. Notice Requirement

A.	The Company disclosed its intent to voluntarily terminate its duty to file reports under the Exchange Act in a press release dated June 28, 2016.

B.	The press release described above was published on Business Wire and was submitted to the Commission on Form 6-K via EDGAR on June 28, 2016.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

1.	Notice of Substitution of Issuer (incorporated by reference to Abbey National Treasury Services plc’s Form 6-K furnished with the Commission on June 1, 2016).

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Abbey National Treasury Services plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Abbey National Treasury Services plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

June 29, 2016	By: /s/ Joanne Wainwright
Authorized Signatory for and on behalf of Abbey National Treasury Services plc